EXHIBIT 1

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE:   Friday, April 11, 1997

CONTACT:          Eddie Steele, CEO
                  The Singing Machine Company, Inc.
                  (954) 968-8006

REPRESENTATION:   Furr & Cohen, P.A., Boca Raton, Fl

                  THE SINGING MACHINE COMPANY FILES CHAPTER 11

POMPANO BEACH, FL:

The Singing Machine Company, Inc. (OTC SING) today filed for protection from its creditors under the provisions of Chapter 11. This filing is the result of unresolved negotiations to schedule payments with several key creditors. The company will operate under the protection of the filing and does not anticipate interruption of deliveries to any of its customers.

"The pressure is now off," said company C.E.O. Eddie Steele, "and now we can concentrate on building upon the sales success of last year, and continue to improve our market share in the mass market karaoke field, while improving profitability."

"Chapter 11 will give us the opportunity to put into place a comprehensive restructuring plan, while maintaining uninterrupted deliveries to our key mass merchant customers," said Steele. He added, "This filing is a necessity to aid The Singing Machine in building toward financial payback for its shareholders."

The Singing Machine Company, Inc., is America's leading consumer karaoke supplier. It's tape and CD/plus/Graphics karaoke players are marketed under the Memorex brand name. The company sells Singing Machine brand karaoke sing along cassettes and CD/plus/Graphics discs. Singing Machine brand products are sold through major mass merchants and catalog retailers in the United States.